Exhibit 99.1

News Release

BROOKFIELD INFRASTRUCTURE INCREASES OWNERSHIP IN

CHILEAN TRANSMISSION OPERATIONS

HAMILTON, BERMUDA, April 7, 2008 – Brookfield Infrastructure Partners L.P. (the “Partnership”, and along with its related entities, “Brookfield Infrastructure”) (NYSE: BIP) today announced that Brookfield Infrastructure has increased its ownership in its Chilean transmission operations, Transelec Chile S.A. (“Transelec”) from 10.7% to 17.8% at a cost of $111.3 million.

Brookfield Infrastructure’s increased investment in Transelec was the result of the finalization of a purchase price adjustment payment by the ownership group following the completion of Transelec’s recent transmission rate proceeding. The purchase price adjustment resulted in an increase of Transelec’s asset base to a total of $494.4 million for the regulated, high-voltage component of its business. The purchase price adjustment was contemplated at the time of the Partnership’s spin-off from Brookfield Asset Management Inc. (NYSE/TSX: BAM; Euronext: BAMA) and was substantially reflected in the pro-forma financial statements set out in the Partnership’s prospectus issued in connection with the spin-off. Brookfield Infrastructure’s equity investment was funded with cash on hand.

Transelec owns 8,279 km of transmission lines that serve 98% of Chile’s population and includes 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 46% of the country’s high voltage lines between 110 kV and 500 kV.

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Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership’s sole material asset is its 60% interest in Brookfield Infrastructure. Brookfield Infrastructure operates high quality, long-life assets generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership’s units trade on the New York Stock Exchange under the symbol BIP.

For more information, please visit our web site at www.brookfieldinfrastructure.com or contact:

Tracey Wise

Vice-President, Investor Relations & Communications

Brookfield Asset Management Inc.

Tel: 416-956-5154

Email: twise@brookfield.com